May 30, 2025

Sushil Patel
Chief Executive Officer
Replimune Group, Inc.
500 Unicorn Park Drive, Suite 303
Woburn, MA 01801

        Re: Replimune Group, Inc.
            Registration Statement on Form S-3
            Filed May 23, 2025
            File No. 333-287536
Dear Sushil Patel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Benjamin J. Stein, Esq.